                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 28)

                               CERTRON CORPORATION
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                           Common Stock, No Par Value
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                                   157078 10 6

                                MARSHALL I. KASS
                               LOUART CORPORATION
        1545 Sawtelle Boulevard, Suite 34, Los Angeles, California 90025
                         Telephone Number (310) 914-0200
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                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 2002
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             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page (s)
                                Page 1 of 9 pages

CUSIP NO. 157078 10 6        13D                               Page 2 of 9 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               LOUART CORPORATION
               95-1283920
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2.      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*
                WC
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2 (d) OR 2 (e)
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 CALIFORNIA
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        NUMBER OF            7.     SOLE VOTING POWER
        SHARES                      1,205,200
        BENEFICIALLY         ---------------------------------------------------
        OWNED BY             8.     SHARED VOTING POWER
        EACH
        REPORTING            ---------------------------------------------------
        PERSON               9.     SOLE DISPOSITIVE POWER
        WITH                        1, 205,200
                             ---------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,205,200
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.53%
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14.     TYPE OF REPORTING PERSON

               CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 9 pages

            SCHEDULE 13-D IS HEREBY RESTATED AND AMENDED AS FOLLOWS:

Item 1. Security and Issuer

               The class of equity securities to which this statement relates is common stock, no par value, of Certron Corporation, the address of which is 1545 Sawtelle Boulevard, Los Angeles, California 90025.

        Item 2. Identity and Background.

               (a)(b) The name and business address of the undersigned is as follows:

                        Louart Corporation
                        1545 Sawtelle Boulevard, Suite 34
                        Los Angeles, California 90025

                (c)     Louart is a privately held investment company

                (d) Louart Corporation has not been involved in any criminal proceeding (excluding traffic tickets) in the last five years.

                (e) Louart has not been involved in any judicial or administrative Action with respect to federal or state securities laws in the last five years.

                (f) Louart is a corporation chartered in the State of California.

        Attached hereto as schedule A is a statement giving the information called for by this item with respect to each officer and director of Louart Corporation (which is hereinafter referred to as "Louart") and each person who may be considered to be in a control relationship with Louart (all such persons are hereinafter referred to as "associates" of Louart).

Item 3. Source and Amount of Funds or Other Consideration.

               To date Louart has purchased a total of 1, 205,200 shares of common stock of the Issuer at a total cost of $2,073,976.38 an average of 1.72 per share. All of the funds used in making such purchases have been Louart's own funds. It is possible that short term bank loans will be made in the future in making purchases of additional securities of the issuer. Short term loans will be retired through the application of the proceeds of sale of assets of Louart other than the securities of the issuer.

                                                               Page 4 of 9 Pages

Item 4. Purpose of Transaction

        (a) Shares of the Issuer were acquired for investment purposes. Depending upon market conditions and other factors which the management of Louart considers relevant, Louart may purchase additional shares from time to time in open market or privately negotiated transactions or Louart may sell shares in the open market or in privately negotiated transactions.

        (b) Louart does not have any extraordinary corporate transactions in mind for the Issuer such as a merger, reorganization or liquidation of the Company.

        (c) Louart does not have in mind a sale or transfer of material amount of assets of the Issuer or any of its subsidiaries.

        (d) Louart's management does not have any present plans to change the present board of directors or management of the Issuer, nor does Louart have any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board.

        (e) Louart does not have any material change in mind with respect to the present capitalization or dividend policy of the Issuer.

        (f) Louart does not contemplate any material change in the Issuers business or corporate office.

        (g) Louart does not contemplate changes in the issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

        (h)(i)(j) Louart does not contemplate any action that would cause the Issuer to cease being quoted in an inter-dealer quotation system of a registered national securities or having a class of equity securities of the Issuer become eligible for termination of registration pursuant to Section 12 (g) (4) of the Act or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

               Louart owns 1,205,200 shares of common stock of the Issuer as of this date and has the sole power to vote the same.

               Marshall I. Kass , an associate of Louart and owner of 30.79% of the common stock if Louart owns directly a total of 276,115 of the common stock of the Issuer purchased at an average cost of $0.368 and has the sole power to vote the same. 45,015 shares of the Issuer were owned directly by Marshall I. Kass at an average cost of .95 cents per share. A total of 231,000 shares of common stock of the Issuer at an average purchase price of $0.97 were owned by his SEP/IRA and were transferred to the direct ownership of Marshall I Kass on July 12, 1999. The overall average of 276,115 shares of common stock was $0.368. Marshall I. Kass is an Officer and Director of Certron. Stock options were granted to Mr. Kass on June 3, 1997 for 10,000 shares of common

                                                               Page 5 of 9 Pages

stock of the Issuer at an exercise price of $1.00 per share and on September 26, 2000 for 10,000 shares of common stock of the Issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of grant.

        Deane Fier Kass, an associate of Louart and owner of .09335 of the common stock of Louart owns directly a total of 81,500 shares of common stock of the Issuer purchased at an average cost of .92 per share, and has the sole power to vote the same.

        Michael S. Kass, an associate of Louart and owner of 22.13% of the common stock of Louart excluding the shares owned by his minor child owns directly 1,000 shares of common stock of the issuer at an average cost of $1.625 per share, and a total of 22,525 share of common stock of the issuer at an average purchased price of $1.80 owned by his SEP/Ira. The Trustee of his SEP/IRA is Charles Schwab and Company, Account No. 4932-8893. The SEP/IRA is self directed and he has the sole power to vote the same. Michael Kass is an Officer and a Director of Certron. Stock options were granted to Mr. Michael Kass on June 3, 1997 for 10,000 share of common stock of the issuer at an exercise price of $1.00 per share an on September 26, 2000 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of the grant.

        Susan E. Kass, an associate of Louart and owner of 22.13% of the common stock of Louart excluding the shares owned by her minor children own directly 1,000 shares of common stock of the issuer at an average cost of $1.9425 per share, and has the sole power to vote the same. Susan Kass is an Officer and Director of Certron. Stock options were granted to Ms. Susan Kass on June 3, 1997 for 10,000 share of common stock of the issuer at an exercise price of $1.00 per share an on September 26, 2000 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of the grant.

        Jonathan F. Kass, an associate of Louart and owner of 22.13% of the common stock of Louart excluding the shares owned by his minor children own directly 101,000 shares of common stock of the issuer at an average cost of $0.24108 per share, and has the sole power to vote the same. 100,000 shares were purchased by Jonathan F. Kass between March 21 through March 25,2002 for a total cost of $22,407 or an average of $.22407 per share and has a sole power to vote the same. In addition, Jonathan Kass is a custodian for his minor children under the Uniform Gifts to Minors Act for 5,000 shares for the benefit of Chanel Kass at a purchase price of $.93 purchased on December 26, 1991 and 5,000 shares for the benefit of Diva Kass at a purchase price of $.93 purchased on December 26, 1991. Jonathan is an Officer and a Director of Certron. Stock options were granted to Mr. Jonathan Kass on June 3, 1997 for 10,000 share of common stock of the issuer at an exercise price of $1.00 per share an on September 26, 2000 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of the grant.

        Except as set forth above, neither Louart nor any associate of Louart has any right to acquire, directly or indirectly, any securities of the Issuer, except to the extent that the right to receive certificates for securities of the issuer previously purchased but not yet delivered may constitute such a right to acquire.

                                                               Page 6 of 9 Pages

        Attached hereto as Schedule B is information as to all transactions in the common stock of the issuer which were effected during the past 60 days by Louart or any associate of Louart.

Item 6. Contracts, Arrangements, or Understandings with respect to Securities of the Issuer

               Inapplicable.



Item 7. Material to be filed as exhibits.

               Inapplicable.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fort is true, complete and correct.

                                         DATED:     April 2, 2002
                                                -----------------------

                                         LOUART CORPORATION


                                         /s/ Marshall I. Kass
                                         MARSHALL I. KASS
                                         CHAIRMAN OF THE BOARD AND
                                         CHIEF EXECUTIVE OFFICER

                                                               Page 7 of 9 Pages

                                   SCHEDULE A

               INFORMATION AS TO ASSOCIATES OF LOUART CORPORATION

(a)(b)         Name and Residence Addresses:

               Marshall I. Kass
               2172 Century Woods Way
               Los Angeles, California  90067

               Deane F. Kass
               2172 Century Woods Way
               Los Angeles, California  90067

               Michael S. Kass
               11835 So. Park Avenue
               West Los Angeles, California 90066

               Susan E. Kass
               3708 Via Palomino
               Palos Verdes Estates, California  90274

               Jonathan F. Kass
               28851 Boniface Drive
               Malibu, California 90265

               The business address of each of such persons is 1545 Sawtelle Boulevard, Los Angeles, California 90025. Messrs. Marshall, Michael, and Jonathan, Ms. Deanne and Ms. Susan Kass, directors and executive officers of the Company, own shares of the capital stock of Louart Corporation representing a majority of the voting power of the outstanding capitals stock thereof.

(c)     Past and Principal Occupations:

        Marshall I. Kass

        For more than the past five years and until February 1996, Mr. Marshall
        I. Kass served as President of Louart Corporation, a privately-held investment company. In February 1996, he was elected Chairman of the Board, Chief Executive Office and Chief Operating Officer of Louart Corporation. He is, and for more than the past five years has been a Director thereof.

        In December 1988, Mr. Marshall I. Kass was elected Chairman of the Board of Directors and Chief Executive Officer , and in June 1990 he was elected as the Chief Operating Officer of Certron Corporation.

                                                               Page 8 of 9 Pages

        Deane F. Kass

        Professional volunteer, Homemaker for more than 10 years. July 1977 to present served as a Director and Treasurer of Louart Corporation.

        Michael S. Kass

        In February 1996, Mr. Michael S. Kass was elected President of Louart Corporation. For the five years prior thereto, he served as Senior Vice President and Director of the Company.

        In March 1996, Mr. Michael S. Kass was elected Executive Vice President of Certron Corporation. For the five years prior thereto, he served as Vice President of Certron.

        Susan E. Kass

        For more than the past five years, Ms. Susan E. Kass has served as the Secretary, Vice President and Director of Louart Corporation. In 1990, she was elected Secretary and Treasurer of Certron Corporation.

        Jonathan F. Kass

        In February 1996, Mr. Jonathan F. Kass was elected as Senior Vice President of Louart Corporation. For the five years prior thereto, he served as Vice President and Director of the Company.

        In March 1996, Mr. Jonathan F. Kass was elected President of Certron Corporation. For the five years prior thereto, he served as Executive Vice President of Certron.

(d) No such person has been convicted of criminal proceeding (excluding traffic tickets) in the past five years.

(e) No such person has been a party to a civil proceeding of a judicial or administrative body in the last five years concerning federal or state securities laws.

(f)     All such persons are citizens of the United States.

                                                               Page 9 of 9 Pages

                                    SECTION B

                      INFORMATION AS TO TRANSACTIONS IN THE
                      COMMON STOCK OF THE ISSUER DURING THE
                                 PAST SIXTY DAYS

        The following information as to all purchases of common stock of the Issuer since February 18, 1998 by Louart Corporation or any associate of Louart. All purchases of common stock were made in the over-the-counter market from the firms noted below

                               CERTRON CORPORATION

                                  COMMON STOCKS

                          PURCHASED BY JONATHAN F. KASS


                                   PURCHASE
                                   PRICE PER
                                     SHARES             TOTAL
DATE       NO. OF SHARES        (W/O COMMISSION)         COST              BROKERS
----       -------------        ---------------         -----              -------
3/21/02            5,000               $.20             $1,033         Charles Schwab
3/21/02            5,000               $.24             $1,233         Charles Schwab
3/22/02           35,000               $.235            $8,247         M.H. Meyerson
3/22/02           45,000               $.21             $9,472         M.H. Meyerson
3/25/02           10,000               $.24             $2,422         M.H. Meyerson

TOTAL            100,000                   TOTAL COST  $22,407



AVERAGE COST PER SHARE$.22407